VIATAR CTC SOLUTIONS INC.

116 John Street, Suite 10

Lowell, Massachusetts 01852

January 16, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.20549

Attention: Russell Mancuso, Branch Chief

Re:	Viatar CTC Solutions Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed December 22, 2014

File No. 333-199619

Dear Mr. Mancuso:

We are responding to comments contained in the Staff letter, dated January 9, 2015 (“Comment Letter”), with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on December 22, 2014 (“Form S-1”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with the Amendment No.3 to the Form S-1 (“Form S-1/A”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Commercialization Strategy, page 39

1.	Please ensure that your document is current. For example, we note your reference in this section to an agreement ending December 12, 2014 and on page 54 to notes maturing on December 31, 2014. Also, please update the disclosure required by Regulation S-K Item 402 for the year ended December 31, 2014; for additional guidance, see the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretation 217.11 available on the Commission's website.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

Executive Officers and Directors, page 46

2.	Please expand your disclosure regarding Mr. Keaney to clearly include all information required by Regulation S-K Item 401. From your current disclosure, it is unclear whether he worked for the companies you name during the past five years. It is unclear why you are no longer providing at least the information regarding Mr. Keaney's experience that you provided in your original submission and why you have changed the disclosure about the year he became your vice president of research and development.

Response:

We have expanded disclosure regarding Mr. Keaney’s prior business experience in the Form S-1/A in response to this comment. Please note that Mr. Keaney joined the Company in 2012, but did not become a Vice President until 2014.

3.	Please expand your response to prior comment 6 to tell us whether there is a family relationship between your vice president for business development and a disclosed director nominee. If so, please provide us the disclosure that you intend to provide per Regulation S-K Item 404 regarding the family member's employment in filings requiring such disclosure after the director is appointed.

Response:

There is no family relationship between our vice president for business development and any of the director nominees.

Selling Stockholders, page 49

4.	We note your response to prior comment 9. However, given that the table indicates that Mr. Anello owns 37,500 shares and is offering 25,000 shares, it is unclear how he could own 25,000 shares after the offering as disclosed. Please revise or advise.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

5.	Please revise your references to securities issued for "services rendered" to describe the services in a manner that makes clear whether they were rendered in connection with the offer or sale of securities in a capital raising transaction or directly or indirectly promoted a market for your securities.

Response:

The “services rendered” referenced under the Selling Stockholders section were either services provided by employees or market research activities provided by our consultant and none of them was in connection with the offer or sale of our securities in a capital raising transaction or the direct or indirect promotion of a market for our securities.

Dilution, page 53

6.	We note your revised disclosure in response to comment 4; however, it does not appear that you have provided a comparison of the fixed offering price to the cash contribution of those people mentioned in the first sentence of Item 506 of Regulation S-K. Please provide such disclosure.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

Description of Securities, page 54

7.	Please expand your response to prior comment 11 to tell us when the Rule 144 holding period will expire for your outstanding shares other than those that you mention in the last sentence of the first paragraph on page 57.

Response:

An aggregate of 14,661,292 shares of common stock that were issued as of January 16, 2014 are now eligible for sale under Rule 144, subject to volume limitation, public notice, manner-of-sale and current public information requirements of Rule 144. The remainder of our issued and outstanding shares will become eligible for sale under Rule 144 upon expiration of their applicable holding periods, subject to the volume limitation, public notice, manner-of-sale and current public information requirements of Rule 144.

8.	Please address that part of prior comment 12 that asked you to tell us about any relationship between the subscribers and the selling stockholders.

Response:

There is no relationship between the subscribers and the selling stockholders.

Recent Sales of Unregistered Securities, page 99

9.	Please address that part of prior comment 14 that asked you to reconcile the disclosure in this section with the information on page 87. Also, please clarify how the information in the fourth paragraph in the left column of your response is reconcilable to the information in the fourth paragraph in the right column of your response.

Response:

We have reconciled disclosure in this section with the information on page 87 as follows:

2013 ISSUANCES
	Equity Statement	Recent Sales of Unregistered Securities
Issuance of stock and warrants	462,004

From June 21, 2013 through December 26, 2013, we sold a total of 170,000 Class A Member Units to an aggregate of four accredited investors at $1.00 per unit for total proceeds of $170,000.

On September 12, 2013, we issued an aggregate of 117,004 Class A Member Units to three consultants as compensation for financing service.

From February 8, 2013 through November 26, 2013, we sold a total of 175,000 Class A Member Units and warrants to purchase a total of 150,000 Class A Member Units at various exercise prices ranging from $1.50 to $2.00 per unit for a total cash consideration of $175,000.

Issuance of stock for notes	140,000	From February 7, 2013 to July 12, 2013, we sold 140,000 Class A Units at $1.50 per unit to three accredited investors, in exchange for $210,000 of promissory notes.

Issuance of stock for license	14,605	On January 2, 2013, we issued 14,605 Class A Member Units to one consultant as compensation for services.
Issuance of stock for patent expenses	51,812	On June 3, 2013, we issued 51,812 Class A Member Units to one consultant as payment in lieu of patent legal expenses under certain license agreement.
Issuance of stock for services	100,000	On the same day, we also issued a total of 100,000 Class A Member Units to two directors (and their designees) as compensation for their service.
2014 ISSUANCES
	Equity Statement	Recent Sales of Unregistered Securities
Issuance of stock for license	29,731	On January 2, 2014, we issued a consultant 29,731 Class A Member Units to one consultant as a license payment in lieu of royalties.
Issuance of stock upon exercise of warrants	50,000	On May 28, 2014, we issued 50,000 shares of Common Stock to one investor upon exercise of certain warrants at $1.00 per share.
Issuance of stock upon conversion of demand notes	60,000	On February 1, 2014, we issued a member 60,000 Class A Member Units and a warrant to purchase 60,000 Class A Member Units at $1.00 per share with a term expiring on February 28, 2019 for the conversion of a demand note of $60,000.
Issuance of stock to settle liability	45,821	On September 14, 2014, the Company issued 45,821 shares of Common Stock to Columbia University in connection with the termination of the license and research agreements.
Issuance of stock and warrants	671,250

On January 7, 2014, we sold a total of 25,000 Class A Member Units and warrants to purchase a total of 25,000 Class A Member Units for gross proceeds of $50,000. The warrants have various exercise price of $1.00 with an expiration date of January 31, 2019.

From January 16, 2014 to February 14, 2014, we sold a total of 275,000 Class A Member Units to an aggregate of eight accredited investors at $1.00 per unit for total proceeds of $275,000.

From January 22, 2014 to February 4, 2014, we sold a total of 77,500 Class A Member Units to an aggregate of five accredited investors at $2.00 per unit for total proceeds of $155,000.

On February 4, 2014, we sold a total of 50,000 Class A Member Units and warrants to purchase a total of 50,000 Class A Member Units for gross proceeds of $50,000. The warrants have an exercise price of $1.00 with an expiration date of June 30, 2014.

On February 14, 2014, we issued an aggregate of 82,500 Class A Member Units to three consultants as fee for financing.

On March 19, 2014, we sold 75,000 shares of Common Stock to an accredited investors at $2.00 per unit for total proceeds of $150,000.

On April 8, 2014, we issued an aggregate of 11,250 shares of Common Stock to three consultants as fee for financing.

On May 11, 2014, we sold to one investor 25,000 shares of Common Stock and warrants to purchase 25,000 shares of Common Stock an exercise price of $2.00 per share for a total purchase price of $50,000. The warrants expire on May 31, 2019.

On June 18, 2014, we sold an aggregate of 25,000 units (the “Units”) in a private placement of our securities to one investor (the “Investor”) at a purchase price of $2.00 per Unit pursuant to a confidential private placement memorandum (the “PPM”) for an aggregate purchase price of $50,000. On June 24, 2014, we sold additional 12,500 Units to two investors for gross proceeds of $25,000. Each Unit consists of (i) one share of the Company’s common stock and (ii) a five year warrant (the “Warrant”) to purchase one share of Common Stock at an exercise price of $2.00 per share. The Warrant may be exercised on a cashless basis. The Company is prohibited from effecting the exercise of a Warrant to the extent that, as a result of such exercise, the holder would beneficially own more than 4.99%, in the aggregate, of the issued and outstanding shares of the Company’s Common Stock calculated immediately after giving effect to the issuance of shares of common stock upon the exercise of the Warrant, which limitation may be increased to 9.99% upon not less than 61 days’ prior notice to the Company.

On July 21, 2014, we sold 12,500 shares of Common Stock and 12,500 Warrants to one investor for gross proceeds of $25,000.

Stock issued for service	481,063

On January 14, 2014, we issued an aggregate of 100,000 Class Member Units to two directors (and their designees) as compensation for service.

On February 25, 2014, the Company issued 231,063 shares of Common Stock to its counsel and consultants as consideration for services in connection with an equity raise.

On April 8, 2014, we issued an aggregate of 150,000 shares of Common Stock to Bridgemedica pursuant to the settlement agreement with Bridgemedica.

We further revised our disclosure so the information in the fourth row of both columns of our prior response reconciles as follows:

Disclosure under Item 15 “Recent Sales of Unregistered Securities”	Disclosure in Notes to Financial Statements page 79

On April 8, 2014, the Company issued a total of 11,250 shares of Common Stock to three consultants as fees for financing services.

On April 8, 2014, the Company issued 150,000 shares Common Stock to Bridgemedica pursuant to the settlement agreement with Bridgemedica.

On May 11, 2014, we sold to one investor 25,000 shares of Common Stock and warrants to purchase 25,000 shares of Common Stock an exercise price of $2.00 per share for a total purchase price of $50,000. The warrants expire on May 31, 2019.

During the second quarter 2014, the Company issued 73,750 shares of common shares for proceeds of $125,000 which included 11,250 shares of common stock for issuance costs.

On April 8, 2014, the Company settled with Bridgemedica. The settlement requires the Company to issue 150,000 shares of common stock and pay four installments totaling $20,000 cash to Bridgemedica. The shares were issued during the second quarter 2014 at $1 per share. As of the date of this report, $5,000 remains unpaid.

On June 18, 2014, we sold an aggregate of 25,000 units (the “Units”) in a private placement of our securities to one investor (the “Investor”) at a purchase price of $2.00 per Unit pursuant to a confidential private placement memorandum (the “PPM”) for an aggregate purchase price of $50,000.

On June 24, 2014, we sold additional 12,500 Units to two investors for gross proceeds of $25,000. Each Unit consists of (i) one share of the Company’s common stock and (ii) a five year warrant (the “Warrant”) to purchase one share of Common Stock at an exercise price of $2.00 per share. The Warrant may be exercised on a cashless basis. The Company is prohibited from effecting the exercise of a Warrant to the extent that, as a result of such exercise, the holder would beneficially own more than 4.99%, in the aggregate, of the issued and outstanding shares of the Company’s Common Stock calculated immediately after giving effect to the issuance of shares of common stock upon the exercise of the Warrant, which limitation may be increased to 9.99% upon not less than 61 days’ prior notice to the Company.

On May 28, 2014, we issued 50,000 shares of Common Stock to one investor upon exercise of certain warrants at $1.00 per share.

During the second quarter 2014, the Company received proceeds of $50,000 for the exercise of 50,000 previously issued warrants.

10.	We note your response to prior comment 15 and are unable to agree with your analysis. Please provide us your analysis of whether any other exemption from registration is available for the transaction.

Response:

We believe the exemption pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”) is available for the issuances of the securities to holder of our predecessor, Vizio Medical Devices LLC (“Vizio”), upon conversion from a limited liability company to a corporation (the “Conversion”). We reiterate our position and analysis in our response to prior comment 15.

In addition, we believe the exemption under Section 4(a)(2) of the Securities Act and/or Rule 506 (b) promulgated thereunder is also available because the issuance of our securities upon Conversion does not involve a public offering due to the following:

•	The holders of Vizio securities are accredited investors.
•	There was no general solicitation or advertising by us or anyone on our behalf.
•	The holders have been furnished with information about the Company and the securities offered.

•	The holders receive these shares for their own account, without a view to resell or distribute them to others immediately.
•	We dealt directly with the holders in connection with the issuance and no placement agents or underwriters were involved in the issuance.

We have revised disclosure in the Form S-1/A to reflect our position above.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ilan Reich
Ilan Reich
President
cc: Gregory Sichenzia, Esq.